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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            -------------------------

                             FOUR OAKS FINCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   350891 10 7
                                 (CUSIP Number)

                                December 31, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages

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 CUSIP No. 350891 10 7              13G                      Page 2 of 5 Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William Ashley Turner and Debra C. Turner, Joint Tenants
           with right of survivorship
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            120,963.4
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,284.868
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             120,963.4
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8
                          1,284.868
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           122,248.268
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11         5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12         IN
------------------------------------------------------------------------------

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CUSIP No. 350891 10 7                13G                       Page 3 of 5 Pages


Item 1.

(a)      Name of Issuer:

         Four Oaks Fincorp, Inc.

(b)      Address of Issuer's Principal Executive Offices

         6114 US 301 South
         Four Oaks, North Carolina  27524

Item 2.

(a)      Names of Persons Filing

         This statement is filed by William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship.

(b)      Address of Principal Business Office or, if none, Residence:

         2256 Shotwell Road
         Clayton, North Carolina  27520

(c)      Place of Organization or Citizenship:

         United States of America

(d)      Title of Class of Securities

         Common Stock, par value $1.00 per share

(e)      CUSIP Number

         350891 10 7

Item 3.

         Not  Applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  As of December 31, 2001, the Reporting Person beneficially owned 122,248.268 Shares, which includes 321.217 shares owned by William Ashley Turner individually, 321.217 shares owned by Debra C. Turner, individually and
321.217 Shares owned by each of their two children, individually. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the Shares owned of record by William Ashley Turner, Debra C. Turner or their two children. The Reporting Person disclaims beneficial ownership of the

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CUSIP No. 350891 10 7                13G                       Page 4 of 5 Pages


Shares owned by William Ashley Turner, individually, Debra C. Turner, individually and each of their two children, individually.

    (b)  Percent of Class:

         Such 122,248.268 shares of Common Stock are 5.8% of the 2,106,477 shares of Common Stock outstanding as of December 31, 2001.

    (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:           120,963.4

             (ii)  shared power to vote or to direct the vote:         1,284.868

             (iii) sole power to dispose or to direct the
                   disposition of:                                     120,963.4

             (iv)  shared power to dispose or to direct the
                   disposition of:                                     1,284.868

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         As stated above, each of the Reporting Person's spouse and two children own 321.217 Shares individually and have the right to receive dividends and proceeds from the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired

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CUSIP No. 350891 10 7                13G                       Page 5 of 5 Pages

and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2002

                                  Signature:   /s/ William Ashley Turner
                                               ---------------------------------
                                         Name: William Ashley Turner, in
                                               his capacity as Joint Tenant
                                               with right of survivorship


                                               /s/ Debra C. Turner
                                               ---------------------------------
                                         Name: Debra C. Turner, in her
                                               capacity as Joint Tenant
                                               with right of survivorship